BIO-AMD, INC.
3rd Floor, 14 South Molton Street
London, UK  W1K 5QP

August 30, 2011

Jennifer Thompson, Accounting Branch Chief
US Securities and Exchange Commission
Washington, DC 20549

Re:          Bio-AMD, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 23, 2011
File No. 000-52601

Dear Ms. Thompson:

We have received the August 17, 2011 letter of the Commission respecting the captioned matter. As a critical member of our auditor was on vacation last week, making it difficult for us to comply with the ten business day timeline in which we were asked to respond, we requested a ten business day extension (through September 15, 2011) to respond, which the Commission kindly granted. This letter is intended to confirm the extension and our commitment to respond within the timeline, as extended. Thank you for granting our request.

Sincerely,

/s/ Thomas Barr

Thomas Barr
Chief Executive Officer